                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549-1004



                                    Form 11-K




                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1997

                          Commission file number   1-7479
                                                ------------

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                            -------------------------
                            (Full title of the plan)


                              BAY STATE GAS COMPANY
                               300 Friberg Parkway
                      Westborough, Massachusetts 01581-5039
                  ----------------------------------------------
                  (Name and address of issuer of the securities
                           held pursuant to the plan)

                           Index                                        Page No.
                           -----                                        -------


(a)   Signatures                                                              3

(b)   Financial Statements

      Independent Auditors' Report                                            4

      Statements of Net Assets Available for
         Plan Benefits of December 31, 1997 and 1996                          5

      Statements of Changes in Net Assets Available
         for Plan Benefits for the years ended December 31,
         1997, 1996 and 1995                                                6-8

      Notes to Financial Statements                                        9-17

      Schedule I:  Item 27a - Schedule of Assets
         Held for Investment Purposes                                        18

      Schedule II:  Item 27d - Schedule of Reportable
         Transactions - Year Ended December 31, 1997                         19

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                           BAY STATE GAS COMPANY
                                           BENEFITS COMMITTEE



                                           By /s/ Charles H. Tenney, III
                                              --------------------------------
                                              Charles H. Tenney, III
                                              Chairman


                                           By /s/ Thomas W. Sherman
                                              --------------------------------
                                              Thomas W. Sherman
                                              Committee Member


                                           By /s/ William D. MacGillivray
                                              --------------------------------
                                              William D. MacGillivray
                                              Committee Member


                                           By /s/ Elizabeth A. Foley
                                              --------------------------------
                                              Elizabeth A. Foley
                                              Committee Member

Date: June 30, 1998

                          INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Bay State Gas Company

We have audited the accompanying statements of Net Assets Available for Plan Benefits of the Bay State Gas Company Employee Savings Plan as of December 31, 1997 and 1996, and the related statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Plan Benefits of the Bay State Gas Company Employee Savings Plan at December 31, 1997 and 1996, and the changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Boston, Massachusetts                                     KPMG Peat Marwick LLP
June 5, 1998

                   Bay State Gas Company Employee Savings Plan
              Statements of Net Assets Available for Plan Benefits
                           December 31, 1997 and 1996


Assets
------
                                                                 1997             1996
                                                             -----------       -----------

Investments, at market value (note 4):

       Company Stock Master Trust                            $12,714,368       $13,216,392
       Palm Constellation Fund                                 4,716,476         4,033,829
       Templeton Foreign Fund                                  6,544,504         7,593,679
       MasterWorks S&P 500 Stock Fund                          8,137,473         5,311,924
       Life Path Funds:
          LifePath 2000                                          141,209           167,938
          LifePath 2010                                          679,548           608,596
          LifePath 2020                                          662,894           575,509
          LifePath 2030                                          672,984           292,052
          LifePath 2040                                        1,124,544           728,741

      Stable Value Fund                                        8,310,125         9,196,092
Investments, at cost which approximates fair value:
      Loan Fund                                                1,441,069         1,632,350
                                                             -----------       -----------

      Net Assets Available for Plan Benefits                 $45,145,194       $43,357,102
                                                             ===========       ===========




See accompanying notes to financial statements.

                   Bay State Gas Company Employee Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information
                          Year ended December 31, 1997


                                          Plan Interest in      AIM        LifePath     LifePath     LifePath     LifePath
                                           Company Stock   Constellation     2000         2010         2020         2030
                                            Master Trust       Fund          Fund         Fund         Fund         Fund
                                          ---------------- -------------   --------     --------     ---------    --------
Investment income:
    Interest and other investment income    $        --     $  333,977     $     --     $     --     $      --     $     --

Net appreciation (depreciation)
    in the market value of investments               --         76,001        6,838       75,949        99,266       84,130
Plan interest in Company Stock
     Master Trust investment income           3,832,489             --           --           --            --           --
                                            -----------     ----------     --------     --------     ---------     --------

      Total investment income                 3,832,489        409,978        6,838       75,949        99,266       84,130

Contributions:
    Employee                                    351,378        521,279        8,585       72,124        88,814      102,568
    Employer                                    151,504        213,902        3,266       27,138        41,140       32,892
                                            -----------     ----------     --------     --------     ---------     --------
      Total contributions                       502,882        735,181       11,851       99,262       129,954      135,460
                                            -----------     ----------     --------     --------     ---------     --------

    Total additions                           4,335,371      1,145,159       18,689      175,211       229,220      219,590
                                            -----------     ----------     --------     --------     ---------     --------

Benefits Paid                                (2,268,518)      (462,464)     (45,713)     (94,891)     (191,984)     (28,179)

Administrative Fees (Note 12)                    (2,914)        (1,652)         (74)        (202)         (376)        (294)

Transfers between funds                      (2,565,963)         1,604          369       (9,166)       50,525      189,815
                                            -----------     ----------     --------     --------     ---------     --------

    Net increase (decrease)                    (502,024)       682,647      (26,729)      70,952        87,385      380,932

Net Assets Available for Plan Benefits:
    Beginning of year                        13,216,392      4,033,829      167,938      608,596       575,509      292,052
                                            -----------     ----------     --------     --------     ---------     --------

    End of year                             $12,714,368     $4,716,476     $141,209     $679,548     $ 662,894     $672,984
                                            ===========     ==========     ========     ========     =========     ========


                                            LifePath      Templeton    MasterWorks   Stable
                                              2040         Foreign       S&P 500      Value         Loan
                                              Fund           Fund      Stock Fund     Fund          Fund           Total
                                           ----------     ----------   ----------   ----------    ----------    -----------

Investment income:
    Interest and other investment income   $      --      $  741,935   $  261,843   $  487,835    $  132,658    $ 1,958,248

Net appreciation (depreciation) in the
    market value of investments               185,933       (256,219)   1,470,798           --            --      1,742,696
Plan interest in Company Stock
     Master Trust investment income                --             --           --           --            --      3,832,489
                                           ----------     ----------   ----------   ----------    ----------    -----------

      Total investment income                 185,933        485,716    1,732,641      487,835       132,658      7,533,433

Contributions:
    Employee                                  100,220        380,440      439,315      337,136            --      2,401,859
    Employer                                   38,720        151,249      156,723      118,599            --        935,133
                                           ----------     ----------   ----------   ----------    ----------    -----------
      Total contributions                     138,940        531,689      596,038      455,735            --      3,336,992
                                           ----------     ----------   ----------   ----------    ----------    -----------

    Total additions                           324,873      1,017,405    2,328,679      943,570       132,658     10,870,425
                                           ----------     ----------   ----------   ----------    ----------    -----------

Benefits Paid                                 (25,813)    (1,488,759)  (1,194,176)  (3,008,391)     (260,801)    (9,069,689)

Administrative Fees (Note 12)                    (311)        (2,097)      (1,971)      (2,753)           --        (12,644)

Transfers between funds                        97,054       (575,724)   1,693,017    1,181,607       (63,138)            --
                                           ----------     ----------   ----------   ----------    ----------    -----------

    Net increase (decrease)                   395,803     (1,049,175)   2,825,549     (885,967)     (191,281)     1,788,092

Net Assets Available for Plan Benefits:
    Beginning of year                         728,741      7,593,679    5,311,924    9,196,092     1,632,350     43,357,102
                                           ----------     ----------   ----------   ----------    ----------    -----------

    End of year                            $1,124,544     $6,544,504   $8,137,473   $8,310,125    $1,441,069    $45,145,194
                                           ==========     ==========   ==========   ==========    ==========    ===========




See accompanying notes to financial statements.

                   Bay State Gas Company Employee Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits,
                              with Fund Information
                          Year Ended December 31, 1996


                                        Plan Interest in      AIM        LifePath     LifePath      LifePath       LifePath
                                         Company Stock   Constellation     2000          2010          2020          2030
                                          Master Trust       Fund          Fund          Fund          Fund          Fund
                                        ---------------- -------------   --------     ---------     --------       --------

Investment income:
  Interest and other investment income             --     $  136,994            --            --            --            --

Net appreciation in the
  fair value of investments                        --        317,154         7,779        40,913        49,089        22,457
Plan interest in Company Stock
  Master Trust investment income            1,088,574             --            --            --            --            --
                                          -----------     ----------      --------      --------      --------      --------
   Total investment income                  1,088,574        454,148         7,779        40,913        49,089        22,457

Contributions:
  Employee                                    378,033        492,349        30,483        79,046        95,045        66,199
  Employer                                    160,568        209,503         9,789        32,966        46,424        23,347
                                          -----------     ----------      --------      --------      --------      --------
   Total contributions                        538,601        701,852        40,272       112,012       141,469        89,546
                                          -----------     ----------      --------      --------      --------      --------

  Total additions                           1,627,175      1,156,000        48,051       152,925       190,558       112,003
                                          -----------     ----------      --------      --------      --------      --------

Benefits Paid                                (574,627)       (94,884)      (31,602)       (4,106)       (7,015)       (6,457)

Administrative Fees (Note 12)                  (4,932)        (1,967)          (56)         (247)         (431)         (206)

Transfers between funds                    (3,094,081)       969,651       114,732        96,106       206,959        92,724
                                          -----------     ----------      --------      --------      --------      --------

  Net increase (decrease)                  (2,046,465)     2,028,800       131,125       244,678       390,071       198,064

Net Assets Available for Plan Benefits:
  Beginning of year                        15,262,857      2,005,029        36,813       363,918       185,438        93,988
                                          -----------     ----------      --------      --------      --------      --------

  End of year                             $13,216,392     $4,033,829      $167,938      $608,596      $575,509      $292,052
                                          ===========     ==========      ========      ========      ========      ========


                                             LifePath     Templeton     MasterWorks      Stable
                                               2040        Foreign       S&P 500         Value         Loan
                                               Fund          Fund       Stock Fund       Fund          Fund         Total
                                             --------     ----------    ----------    ----------    ----------   -----------

Investment income:
  Interest and other investment income             --     $  316,269    $  173,196    $  500,316    $  141,327   $ 1,268,102

Net appreciation in the
  fair value of investments                    80,732        842,010       787,346            --            --     2,147,480
Plan interest in Company Stock
  Master Trust investment income                   --             --            --            --            --     1,088,574
                                             --------     ----------    ----------    ----------    ----------   -----------

   Total investment income                     80,732      1,158,279       960,542       500,316       141,327     4,504,156
                                             --------     ----------    ----------    ----------    ----------   -----------

Contributions:
  Employee                                     74,127        338,160       284,196       256,966            --     2,094,604
  Employer                                     32,940        156,195       101,489       136,782            --       910,003
                                             --------     ----------    ----------    ----------    ----------   -----------
   Total contributions                        107,067        494,355       385,685       393,748            --     3,004,607
                                             --------     ----------    ----------    ----------    ----------   -----------

  Total additions                             187,799      1,652,634     1,346,227       894,064       141,327     7,508,763
                                             --------     ----------    ----------    ----------    ----------   -----------

Benefits Paid                                  (6,626)      (342,150)     (404,186)     (748,176)      (62,851)   (2,282,680)

Administrative Fees (Note 12)                    (265)        (3,013)       (2,023)       (3,948)           --       (17,088)

Transfers between funds                       270,840       (221,070)      348,021     1,236,518       (20,400)           --
                                             --------     ----------    ----------    ----------    ----------   -----------

  Net increase (decrease)                     451,748      1,086,401     1,288,039     1,378,458        58,076     5,208,995

Net Assets Available for Plan Benefits:
  Beginning of year                           276,993      6,507,278     4,023,885     7,817,634     1,574,274    38,148,107
                                             --------     ----------    ----------    ----------    ----------   -----------

  End of year                                $728,741     $7,593,679    $5,311,924    $9,196,092    $1,632,350   $43,357,102
                                             ========     ==========    ==========    ==========    ==========   ===========




See accompanying notes to financial statements.

                   Bay State Gas Company Employee Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1995

                                                                   Plan Interest in       AIM       LifePath   LifePath   LifePath
                               Selection      Index     Templeton    Company Stock    Constellation   2000       2010       2020
                                  Fund        Fund        Fund       Master Trust         Fund        Fund       Fund       Fund
                              ----------------------------------------------------------------------------------------------------
Investment income:
   Interest                  $126,204          --        $     82         --           $63,544          --         --          --
   Dividends                       --          --           --            --                --          --         --          --

Net appreciation
   (depreciation) in the fair
   value of investments            --       $279,802      259,137         --           (39,398)     $1,718    $10,508   $   9,741
Plan interest in Company
   Stock Master Trust
   investment income               --          --           --          $2,231,119          --          --         --          --
                             ----------------------------------------------------------------------------------------------------
     Total investment income  126,204        279,802      259,219        2,231,119      24,146        1,718     10,508      9,741

Contributions:
   Employee                   112,799         56,898      136,242          327,587     344,513       28,894      62,545    62,166
   Employer                    51,272         26,667       62,333          131,553     139,003        9,576      25,976    27,210
                           ------------------------------------------------------------------------------------------------------
     Total contributions      164,071         83,565      198,575          459,140     483,516       38,470      88,521    89,376
                           ------------------------------------------------------------------------------------------------------
   Total additions            290,275        363,367      457,794        2,690,259     507,662       40,188      99,029    99,117
                           ------------------------------------------------------------------------------------------------------
Benefits Paid                (339,425)       (23,877)    (450,486)        (386,246)       (838)      (6,010)     18,778      (514)

Administrative Fees            (7,500)        (3,000)      (1,250)          (3,701)       (909)         (15)       (131)     (209)

Transfers between funds    (7,808,137)    (3,282,789)  (6,419,651)      12,962,545    1,499,114       2,650     246,242    87,044
                           ------------------------------------------------------------------------------------------------------

   Net increase (decrease) (7,864,787)    (2,946,299)  (6,413,593)      15,262,857    2,005,029      36,813     363,918   185,438

Net Assets Available for
   Plan Benefits:
   Beginning of year        7,864,787      2,946,299    6,413,593               --           --          --          --        --
                           -------------------------------------------------------------------------------------------------------
   End of year                     --             --           --      $15,262,857   $2,005,029     $36,813    $363,918 $ 185,438
                           =======================================================================================================


                              LifePath  LifePath     Templeton     Stagecoach       Stable       Company
                                2030      2040        Foreign        S&P 500        Value         Stock         Loan
                                Fund      Fund         Fund         Stock Fund       Fund          Fund         Fund       Total
                              ----------------------------------------------------------------------------------------------------
Investment income:
   Interest                      --        --        $417,490       $119,707       $381,729     $     957    $116,848   $1,226,561
   Dividends                     --        --              --             --             --       212,155          --      212,155

Net appreciation
   (depreciation) in the fair
   value of investments      $5,063   $20,019         212,509        629,654             --       322,290          --    1,711,043
Plan interest in Company
   Stock Master Trust
   investment income             --        --              --             --             --            --          --    2,231,119
                            ------------------------------------------------------------------------------------------------------
     Total investment income  5,063    20,019         629,999        749,361        381,729       535,402     116,848    5,380,878

Contributions:
   Employee                  43,092    40,899         282,690        162,179        266,589       130,412          --    2,057,505
   Employer                  12,557    17,067         125,482         64,375        109,523        60,736          --      863,330
                            ------------------------------------------------------------------------------------------------------
     Total contributions     55,649    57,966         408,172        226,554        376,112       191,148          --    2,920,835
                            ------------------------------------------------------------------------------------------------------
   Total additions           60,712    77,985       1,038,171        975,915        757,841       726,550     116,848    8,301,713
                            ------------------------------------------------------------------------------------------------------

Benefits Paid                (1,143)       --        (103,966)      (100,318)      (368,106)     (727,498)    (15,156)  (2,504,805)
Administrative Fees             (95)      (98)         (2,039)        (1,250)        (2,913)       (3,600)          (4)    (26,714)
Transfers between funds      34,514   199,106       5,575,112      3,149,538      7,430,812   (13,780,941)     104,841          --
                            -------------------------------------------------------------------------------------------------------
   Net increase (decrease)   93,988   276,993       6,507,278      4,023,885      7,817,634   (13,785,489)     206,529   5,770,194

Net Assets Available for
   Plan Benefits:
   Beginning of year             --        --              --             --             --    13,785,489    1,367,745  32,377,913
                            -------------------------------------------------------------------------------------------------------
   End of year              $93,988  $276,993      $6,507,278     $4,023,885     $7,817,634            --   $1,574,274 $38,148,107
                            =======================================================================================================

See accompanying notes to financial statements.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                        Notes to the Financial Statements
                        December 31, 1997, 1996 and 1995


1)    DESCRIPTION OF PLAN

      (a)   GENERAL

      The Bay State Gas Company Employee Savings Plan ("the Plan") is a defined contribution payroll reduction savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan document for more complete information.

      (b)   ELIGIBILITY

      Substantially all non-union employees of Bay State Gas Company ("the Company") and its wholly-owned subsidiaries, Northern Utilities, Inc. and Granite State Gas Transmission, Inc., are eligible for participation in the Plan. Beginning July 1, 1996, participation begins on the first day of the next month after the employee has completed 60 days of service. Employees may participate in the Plan until death, retirement, or withdrawal of the entire contributed balance.

2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF PRESENTATION

      The accompanying financial statements have been prepared on the accrual basis of accounting.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Certain amounts of reported revenues and expenses are also affected by these estimates and assumptions. Actual results could differ from those estimates.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1997, 1996 and 1995



2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      (b)   INVESTMENTS

      Investments in the AIM Constellation Fund, MasterWorks S & P 500 Stock Fund, LifePath Funds, Company Stock Master Trust and the Templeton Foreign Fund are stated at market value. Market values are based on quotations from national securities exchanges for the various investments as of the close of business on the last day of the year.

      Guaranteed Investment Contracts ("GICs") held by the Stable Value Fund are valued at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rates are fixed for GICs and averaged 7.18% at December 31, 1997. At December 31, 1997, the fair value of the GICs held by the Stable Value Fund approximates contract value.

      The Barclays Global Investors Income Accumulation Fund, held by the Stable Value Fund, is stated at market value which is based on the fair value of its underlying securities as follows: GICs and synthetic GICs, which are all benefit responsive, are stated at contract value, publicly traded U.S. Government notes and bonds are stated at quoted market value and money market securities are stated at cost which approximates fair value.

      Participant loans are valued at cost which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1997, 1996 and 1995


2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      (c)   PAYMENT OF BENEFITS

      Benefits are recorded when paid.

3)    PLAN ADMINISTRATION

      (a)   ADMINISTRATION

      The Plan is administered by the Bay State Gas Company Benefits Committee ("the Committee"), which is comprised of three or more individuals selected by the Board of Directors of the Company. The Committee carries out the provisions of the Plan, replies to questions, and resolves disputes arising under the Plan. Members of the Committee do not receive compensation for service.

      (b)   EXPENSES

      The plan charges a monthly loan processing fee of $3.50 to participants borrowing from their accounts and a $10 fee for each participant's change of investment instructions in excess of 10 in any calendar year.

4)    INVESTMENTS

      All contributions are remitted to the Plan Trustee for investment in accordance with the instructions of the participants. Participants may allocate their contributions (in 10% multiples) to various investment funds. Allocation percentages, as well as investment options among the investment funds, may be changed daily by the participant.

      The following investment funds are offered to active participants of the Plan.

      COMPANY STOCK MASTER TRUST - Funds are invested in the common stock of Bay State Gas Company.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                        Notes to the Financial Statements
                        December 31, 1997, 1996 and 1995


4)    INVESTMENTS (CONTINUED)

      AIM CONSTELLATION FUND - Funds are invested principally in common stocks with emphasis on medium-sized and smaller emerging growth companies.

      TEMPLETON FOREIGN FUND - Funds are invested in stocks and debt obligations of companies and governments outside of the United States.

      MASTERWORKS S & P 500 STOCK FUND - Funds are invested in domestic debt and equity securities designed to approximate, as closely as practicable, the capitalization-weighted total rate of return of the S & P 500 Index.

      LIFEPATH FUNDS - Funds are invested in a changing mix of U.S. and international stocks, bonds and money market instruments. The target dates of each fund refers to the year when investors plan to retire or begin to withdraw portions of their investment. Each fund accepts higher risk early on, and adjusts its asset mix to lower-risk investments over time.

      STABLE VALUE FUND - Funds are invested in a combination of guaranteed investment contracts (GICs) and shares of the Barclays Global Investors Income Accumulation Fund. The Barclays Global Investors Income Accumulation Fund is a pooled stable value fund that invests in a variety of fixed-income securities including; GIC's, synthetic GICs, publicly traded U.S. Government notes and bonds and money market securities.

      LOAN FUND - Funds are comprised of amounts borrowed by participants from their account balances (see Note 7).

      At December 31, 1997, each of the investment funds had the following number of participants:

      AIM Constellation Fund                                     318
      LifePath 2000 Fund                                          17
      LifePath 2010 Fund                                          56
      LifePath 2020 Fund                                          88
      LifePath 2030 Fund                                          58
      LifePath 2040 Fund                                          91
      Templeton Foreign Fund                                     352
      S & P 500 Stock - MasterWorks Fund                         348
      Stable Value Fund                                          334
      Company Stock Master Trust                                 415


                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                        Notes to the Financial Statements
                        December 31, 1997, 1996 and 1995


4)    INVESTMENTS (CONTINUED)

      All funds, with the exception of the Loan Fund and the LifePath Funds, represented more than five percent of Net Assets Available for Plan Benefits at December 31, 1997 and 1996.

5)    INTEREST IN BAY STATE GAS COMPANY STOCK MASTER TRUST

      A portion of the Plan's investments are invested in the Company Stock Master Trust (Master Trust) which was established for the investment of assets of the Plan and the Bay State Gas Company Savings Plan for Operating Employees. Each plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Barclays Global Investors. At December 31, 1997 and 1996, the Plan's interest in the net assets of the Master Trust was approximately 69% and 74%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. Contributions and benefit payments to Plan participants directly increase/decrease the assets of the Master Trust allocated to the Plan. The following table presents the fair values of investments for the Master Trust.


                                          December 31, 1997    December 31, 1996
                                          -----------------    -----------------

      Bay State Gas Company Stock            $18,493,079          $17,768,586
                                             ===========          ===========

      Investment income for the Master Trust is as follows:

                                            Year Ended             Year Ended
                                        December 31, 1997       December 31,1996
                                        -----------------       ----------------

      Net appreciation in fair value
        of Bay State Gas Company Stock     $4,470,583             $  304,698
      Interest                                  6,665                  8,279
      Dividends                               905,878              1,052,116
                                           ----------             ----------
                                           $5,383,126             $1,365,093
                                           ==========             ==========


                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1997, 1996 and 1995

6)    CONTRIBUTIONS

      (a)   PARTICIPANT CONTRIBUTIONS

      Participants may designate a percentage of their annual compensation to be contributed to the Plan on their behalf by entering into a salary reduction agreement, thereby reducing their compensation by 1% to 15% of their annual eligible compensation. This compensation reduction was limited to a maximum amount of $9,500 per year in 1997. In 1997, for employees whose earnings are in excess of $80,000, contributions are limited to 9% of their annual compensation. A participant's eligible compensation for any given year generally consists of straight time wages, certain supplementary compensation and 75% to 100% of sales commissions paid or accrued. All overtime, bonuses, some supplementary compensation payments, deferred compensation, retirement benefits and other forms of nonrecurring compensation are excluded.

      (b)   COMPANY CONTRIBUTIONS

      Company contributions begin on the first day of the next month after completion of a 12-month eligibility period in which the employee is credited with at least 1,000 hours of service during that period. Beginning October 1, 1992, for participants under the age of 45 on January 1, 1992, and all employees hired after September 1, 1990, the Company changed the amount of its contribution to each participant's account to an amount equal to 100% of the first 2-1/2% of the participant's eligible compensation contributed and 50% of the next 5% of the participant's eligible compensation contributed, provided that total Company contributions did not exceed 5% of the participant's eligible compensation. For participants not meeting this criteria, the Company contributes 50% of the first 5% of the participant's eligible compensation contributed.

      (c)   VESTING

      Employer and employee contributions vest immediately.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                        Notes to the Financial Statements
                        December 31, 1997, 1996 and 1995



7)    WITHDRAWALS, BORROWINGS AND DISTRIBUTIONS

      (a)   WITHDRAWALS

      Participants may withdraw all or any portion of their contributions made through November 1, 1983 on the last day of any month, upon 30 days notice to the Committee. Only one withdrawal may be made in any twelve-month period and the withdrawal may not exceed the value of the contributions in their account on that date.

      Contributions made subsequent to November 1, 1983 may be withdrawn in the event of financial hardship or the attainment of 59-1/2 years of age.

      (b)   BORROWINGS

      Participants may borrow from their accounts an amount which, together with any outstanding loans from any other qualified plans of the Company, does not exceed the lesser of (i) one-half of the amounts in all of their accounts or (ii) an amount which, when added to any other amounts borrowed under any other plan, does not exceed $50,000. Applications to borrow must be adequately secured, must be for at least $1,000 and must be repaid at a rate of interest equal to the prime interest rate, as published in THE WALL STREET JOURNAL, at the time the loan is made, plus one percent. This interest rate is applicable for the duration of the loan. Only two loans may be outstanding to a participant at any time and must be repaid within five years.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                        Notes to the Financial Statements
                        December 31, 1997, 1996 and 1995


7)    WITHDRAWALS, BORROWINGS AND DISTRIBUTIONS (CONTINUED)

      (c)   DISTRIBUTIONS

      Distribution of a participant's entire account balance in the Plan will be made upon retirement, termination of employment or death. Distributions will be made to the participant or to the participant's designated beneficiary in either a lump sum payment or in periodic payments over a period not to exceed ten years for a spousal beneficiary or over a period within five years in the case of a non-spousal beneficiary.

      Upon the death of a Plan participant, benefits to the participant's spouse must commence no later than April 1st following the date the participant would have been age 70-1/2. For any other beneficiary, death benefits must commence within one year of the participant's death.

      Upon retirement or termination of employment, Plan participants (thereby becoming inactive Plan participants) may elect to receive their share of Net Assets Available for Plan Benefits in a lump sum or in installments over a period not to exceed ten years.

8)    INCOME TAX STATUS

      The Internal Revenue Service has issued a determination letter dated November 19, 1996 that the Plan qualified, in form, under Sections 401 (a) and 401 (k) of the Internal Revenue Code of 1986, as amended (the "Code") and, the underlying trust was therefore, exempt from federal income taxes under Section 501 (a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. In the opinion of the Plan administrator and Plan's tax advisor, the Plan remained qualified under the applicable provisions of the Code.

9)    PLAN TERMINATION

      (a) If the Plan is discontinued, all assets of the Plan must be used for the exclusive benefit of participants of the Plan.

      (b) The Company may terminate the Plan at any time by giving written notice to the Trustee. After termination, the Company will make no further contributions to the Plan.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1997, 1996 and 1995


10)   RECONCILIATION OF ACCOMPANYING FINANCIAL STATEMENTS TO FEDERAL FORM 5500

      The following is a reconciliation of benefits paid to participants per accompanying financial statements to Federal Form 5500:

                                               Year ended December 31, 1995
                                               ----------------------------
      Benefits paid to participants per
         accompanying financial statements               $2,504,805
      Benefits payable at December 31, 1994
         per Federal Form 5500                              786,044
                                                         ----------

      Benefits paid per Federal Form 5500                $1,718,761
                                                         ----------



      Benefits payable were recorded on Federal Form 5500 for benefit claims that had been processed and approved prior to December 31, 1994 but not yet paid as of that date. Benefits payable are not required to be accrued at the end of each year in the accompanying financial statements in order to conform with generally accepted accounting principles.

11)   SUBSEQUENT EVENT

      On May 27, 1998, the shareholders of Bay State Gas Company approved an Agreement and Plan of Merger whereby Bay State Gas Company will be merged into NIPSCO Industries, Inc. Currently, it is not known whether the Plan will continue in existence or be merged into a NIPSCO plan.

12)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are managed by the Trustee of the Plan and therefore qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $12,644 and $17,088 for the years ended December 31, 1997 and 1996, respectively.

                   Bay State Gas Company Employee Savings Plan

                                                                      Schedule I
                                                                      ----------

                                   Item 27(a)
                 Schedule of Assets Held for Investment Purposes
                                December 31, 1997


    Identity of Issue                           Description of Investment            Cost        Current Value
    -----------------                           -------------------------            ----        -------------

 * Company Master Trust                    Master Trust; 789,222 units            $ 8,253,995     $12,714,368

   Stable Value Fund                       Pooled Fund; 707,944 shares              8,310,125       8,310,125

   AIM Constellation Fund                  Mutual Fund; 178,790 shares              4,709,299       4,716,476

   Templeton Foreign Fund                  Mutual Fund; 657,739 shares              6,330,019       6,544,504

 * MasterWorks S&P 500 Stock Fund          Mutual Fund; 399,091 shares              6,343,606       8,137,473

 * LifePath 2000 Fund                      Collective Trust Fund; 10,649 shares       137,861         141,209

 * LifePath 2010 Fund                      Collective Trust Fund; 44,973 shares       612,081         679,548

 * LifePath 2020 Fund                      Collective Trust Fund; 40,078 shares       555,436         662,894

 * LifePath 2030 Fund                      Collective Trust Fund; 38,194 shares       577,771         672,984

 * LifePath 2040 Fund                      Collective Trust Fund; 59,784 shares       919,298       1,124,544

 * Loan Fund                               Participant loans; 5.78% - 10.80%        1,441,069       1,441,069
                                                                                  -----------     -----------

   Total assets held for investment purposes                                      $38,190,560     $45,145,194
                                                                                  ===========     ===========


 * Party-in-interest

                   BAY STATE GAS COMPANY EMPLOYEE SAVINGS PLAN

                                                                   Schedule II
                                                                   -----------
                                   Item 27(d)
                       Schedule of Reportable Transactions

                          Year ended December 31, 1997


 Identity of party                                                                       Lease   Expense      Cost of
      involved                    Description of asset   Purchase price  Selling price   rental  Incurred      asset
        (a)                               (b)                 (c)            (d)          (e)      (f)          (g)
----------------------------------------------------------------------------------------------------------------------

AIM Constellation Fund           Mutual Fund - purchase    $3,852,896            --         --      --      $3,852,896
                                             - sale                --     3,246,250         --      --       2,990,503

Templeton Foreign Fund           Mutual Fund - purchase     2,204,540            --         --      --       2,204,540
                                             - sale                --     2,997,496         --      --       2,616,808

MasterWorks S&P 500 Stock Fund   Mutual Fund - purchase     4,698,370            --         --      --       4,698,370
                                             - sale                --     3,343,619         --      --       2,477,338

Stable Value Fund                Pooled Fund - purchase     7,707,833            --         --      --       7,707,833
                                             - sale                --     9,081,635         --      --       9,081,635

Company Stock Master Trust*     Master Trust - purchase     3,379,429            --         --      --       3,379,429
                                             - sale                --     7,713,942         --      --       6,310,510




                                    Current Value
 Identity of party                   of asset on         Net gain
      involved                     transaction date      or (loss)
        (a)                              (h)               (i)
------------------------------------------------------------------


AIM Constellation Fund               $3,852,896                --
                                      3,246,250           255,747

Templeton Foreign Fund                2,204,540                --
                                      2,997,496           380,688

MasterWorks S&P 500 Stock Fund        4,698,370                --
                                      3,343,619           866,281

Stable Value Fund                     7,707,833                --
                                      9,081,635                --

Company Stock Master Trust*           3,379,429                --
                                      7,713,942         1,403,432




* Party-in-interest